SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                              --------


                              FORM 11-K


                            ANNUAL REPORT
                  PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934






(Mark One):

   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the fiscal year ended   December 31, 2003

                                 OR

_________ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ____________.

Commission file number    0-16211

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street,
York, Pennsylvania 17405-0872

                        REQUIRED INFORMATION


1. Financial Statements:

      The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

      Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002.

      Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2003 and 2002.

      Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003.


2. Exhibits:

      The following exhibits are submitted herewith:

           Exhibit (A) - Consent of Beard Miller Company LLP - Independent
                   Registered Public Accounting Firm

           Exhibit (B) - Consent of PricewaterhouseCoopers LLP - Independent
                   Registered Public Accounting Firm

           Exhibit (C) - Report of PricewaterhouseCoopers LLP - Independent
                   Registered Public Accounting Firm


                              SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DENTSPLY International Inc.
                               401(k) Savings Plan

Date: June 28, 2004        \s\ Bret W. Wise
                               Bret W. Wise
                               Senior Vice President, Chief Financial Officer and Member of the DENTSPLY International Inc. 401(k) Savings Plan Committee

                    DENTSPLY International Inc.
                        401(k) Savings Plan

                         Financial Report


                         December 31, 2003

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Table of Contents








                                                              Page No.

Financial Statements:

   Report of Independent Registered Public Accounting Firm       1

   Statements of Net Assets Available for Benefits               2

   Statements of Changes in Net Assets Available for Benefits    3

   Notes to Financial Statements                                 4




Supplementary Schedule:

   Schedule of Assets (Held at End of Year)                      8

      Report of Independent Registered Public Accounting Firm


To the 401(k) Committee
DENTSPLY International Inc. 401(k) Savings Plan
York, Pennsylvania

      We have audited the accompanying statement of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of DENTSPLY International Inc. 401(k) Savings Plan as of and for the year ended December 31, 2002, were audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

      In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

      Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Beard Miller Company LLP



York, Pennsylvania
June 21, 2004

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Statements of Net Assets Available for Benefits



                                                   December 31,
                                                 2003        2002
-------------------------------------------------------------------
Assets


   Cash and cash equivalents                 $        22 $    17,445
                                              ----------  ----------

   Investments, at fair value:
      Shares of Registered Investment
        Companies:
        Fidelity Magellan Fund                 8,397,775   6,098,952
        PIMCO Total Return Fund                  918,599     599,404
        TRP Balanced Fund                      4,295,574   3,382,829
        TRP Blue Chip Growth Fund             14,577,674  10,317,774
        TRP Equity Income Fund                 4,867,694   3,245,508
        TRP Extended Equity Market Index         573,619     223,162
        TRP International Stock Fund             471,483     156,521
        TRP New Horizons Fund                  2,134,901   1,038,048
        TRP Personal Strategy Balanced Fund      576,011     251,525
        TRP Personal Strategy Growth Fund        772,482     368,099
        TRP Personal Strategy Income Fund        270,018     223,263
        TRP Science & Technology Fund          1,286,491     560,869
        TRP Spectrum Income Fund               3,247,997   1,995,786
        TRP Summit Cash Reserves               5,236,995   4,505,358
      Shares of Common Trusts:
        TRP Equity Index Trust                 7,425,950   5,524,317
      DENTSPLY International Inc. Stock Fund   9,236,163   7,239,866
      Participant loans                        1,517,545   1,407,520
                                              ----------  ----------

        Total Investments                     65,806,971  47,138,801
                                              ----------  ----------

   Receivables:                                  263,308     242,970
      Participants' contributions
      Austenal, Inc. 401(k) Plan Conversion            0   2,378,063
      Receivable
                                              ----------  ----------

        Total Receivables                        263,308   2,621,033
                                              ----------  ----------

      Net Assets Available for Benefits      $66,070,301 $49,777,279
                                              ==========  ==========


See notes to financial statements.
-------------------------------------------------------------------

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Statements of Changes in Net Assets Available for Benefits



                                                   Years Ended
                                                   December 31,
                                                 2003        2002
-------------------------------------------------------------------
Investment Income
   Net appreciation (depreciation) in fair
      value of investments                   $11,410,432 $(7,700,366)
   Interest and dividends                        695,371     526,898
                                              ----------  ----------

                                              12,105,803  (7,173,468)
                                              ----------  ----------

Contributions

   Participants                                7,528,603   7,778,540
   Participant rollovers                       1,410,002   2,129,879
                                              ----------  ----------

                                               8,938,605   9,908,419
                                              ----------  ----------

Plan Asset transfer from:
   Austenal, Inc. 401(k) Plan                          0   2,378,063
                                              ----------  ----------

Benefits Paid to Participants                 (4,742,101) (5,040,864)
                                              ----------  ----------

Administrative Expenses                           (9,285)     (8,592)
                                              ----------  ----------

      Net Increase                            16,293,022      63,558

Net Assets Available for Benefits -
   Beginning of Year                          49,777,279  49,713,721

                                              ----------  ----------

Net Assets Available for Benefits -
   End of  Year                              $66,070,301 $49,777,279

                                              ==========  ==========


See notes to financial statements.
-------------------------------------------------------------------

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements


Note 1 - Description of Plan

        The following brief description of the DENTSPLY
      International Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only.
      Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

           The Plan is a contributory defined contribution plan covering all full-time employees of DENTSPLY International Inc. (the "Company") and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times.

           The Plan is subject to the provisions of the Employee
           Retirement Income Security Act of 1974 ("ERISA").

        Plan Administration

           The Plan is administered by the 401(k) Savings Plan Committee (the "Committee"). At December 31, 2003 and 2002, T. Rowe Price Trust Company ("TRP") was the trustee (the "Trustee") and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2003 and 2002, T. Rowe Price Trust Company was the recordkeeper of the Plan. Expenses incurred in connection with the administration of the Plan are paid by the Company or the Plan.

           Officers or employees of the Company perform certain administrative functions. No such officer or employees receive compensation from the Plan.

        Contributions

           Each year, participants may contribute up to 100 percent of their pre-tax annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. The participants may direct their contributions into several different investment options.

        Participant Accounts

           Each participant's account is credited with the participant's contributions and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting

           Participants are immediately vested in their contributions and earnings thereon.

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements


Note 1 - Description of Plan (Continued)

        Payment of Benefits

           Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

        Participant Loans

           Participants may borrow from their accounts the lesser of $50,000 or 50 percent of their vested account balance (subject to a $1,000 minimum balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years; except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.


Note 2 - Summary of Accounting Policies

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

        Basis of Accounting

           The financial statements of the Plan are prepared on the accrual basis of accounting.

        Valuation of Investments

           The Plan's investments are stated at fair value.
           Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective funds are valued at net unit value as determined by the Trustee, which represents the fair market value. Common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

        Payment of Benefits

           Benefit payments to participants are recorded when paid.

        Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

        The Plan's investments are held by the T. Rowe Price Trust Company. The following table presents the fair value of investments. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

                      Investments                 2003         2002

-------------------------------------------------------------------
            At Quoted Market Prices:
               Mutual funds:
                  Fidelity Magellan Fund      $ 8,397,775  $ 6,098,952
                  TRP Balanced Fund             4,295,574    3,382,829
                  TRP Blue Chip Growth Fund    14,577,674   10,317,774
                  TRP Equity Income Fund        4,867,694    3,245,508
                  TRP Summit Cash Reserves      5,236,995    4,505,358

            At Net Unit Value, which
               Approximates Fair Value:
                  TRP Equity Index Trust        7,425,950    5,524,317

            At Quoted Market Price:
               DENTSPLY International Inc.
               Stock Fund                       9,236,163    7,239,866

        The net appreciation (depreciation) in fair value of investments (including investments bought, sold, as well as held during the year) amounted to $11,410,432 and ($7,700,366) for the years ended December 31, 2003 and 2002, respectively.

        The net appreciation (depreciation) in fair value of investments for each significant class of investments, consist of the following for the years ended December 31:

                                                 2003        2002

-------------------------------------------------------------------

            Common stock                      $ 1,633,179   $  606,922
            Common trust                        1,647,126   (1,547,562)
            Mutual funds                        8,130,127   (6,759,726)
                                               ----------   ----------

                                              $11,410,432  ($7,700,366)
                                               ==========   ==========

Note 4 - Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.


Note 5 - Income Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the letter, the Plan administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


Note 6 - Related Party Transactions

        During 2003 and 2002, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in the DENTSPLY International Inc. Stock Fund. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.


Note 7 - Plan Mergers

        Effective December 31, 2002, the assets of the Austenal,
      Inc. 401(k) Plan, totaling $2,378,063, were merged with and into the Plan as a result of an acquisition made by the Company during 2002.

DENTSPLY International Inc. 401(k) Savings Plan
-----------------------------------------------------------------------------------------------------
Employer Identification Number :  39-1434669
Plan Number :  004
Form 5500 - Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2003

                                                               (c)                (d)         (e)
                             (b)                          Description of          * *       Current
 (a)                  Identity of issue                     investment            Cost       Value
------  -----------------------------------------------  ---------------------   ----------  ---------
                                                                                    $          $
        Fidelity Magellan Fund                           Mutual Fund               N/A      8,397,775
        PIMCO Total Return Fund                          Mutual Fund               N/A        918,599
  *     TRP Balanced Fund                                Mutual Fund               N/A      4,295,574
  *     TRP Blue Chip Growth                             Mutual Fund               N/A     14,577,674
  *     TRP Equity Income Fund                           Mutual Fund               N/A      4,867,694
  *     TRP Extended Equity Market Index                 Mutual Fund               N/A        573,619
  *     TRP International Stock Fund                     Mutual Fund               N/A        471,483
  *     TRP New Horizons Fund                            Mutual Fund               N/A      2,134,901
  *     TRP Personal Strategy Balanced                   Mutual Fund               N/A        576,011
  *     TRP Personal Strategy Growth                     Mutual Fund               N/A        772,482
  *     TRP Personal Strategy Income                     Mutual Fund               N/A        270,018
  *     TRP Science & Technology Fund                    Mutual Fund               N/A      1,286,491
  *     TRP Spectrum Income Fund                         Mutual Fund               N/A      3,247,997
  *     TRP Summit Cash Reserves                         Mutual Fund               N/A      5,236,995
  *     TRP Equity Index Trust                           Common Trust              N/A      7,425,950
  *     DENTSPLY International Inc. Stock Fund           Common Stock              N/A      9,236,163
  *     Participant Loans                                5.0%-10.5%                 0       1,517,545
                                                                                           ----------

                                                         Total Investments                 65,806,971
                                                                                           ==========

  *   Party-in-interest
 * *  Historical cost has not been presented since all investments are participant directed.